TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

May 9, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: LIGHTSPEED COMMERCE INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA53229C1077
	CUSIP:	53229C107
2	Date Fixed for the Meeting:	August 1, 2024
3	Record Date for Notice:	June 3, 2024
4	Record Date for Voting:	June 3, 2024
5	Beneficial Ownership Determination Date:	June 3, 2024
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	SUBORDINATE VOTING SHARES
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	SUBORDINATE VOTING SHARES
8	Business to be conducted at the meeting:	Annual
9	Notice-and-Access:	
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

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